

One Corporate Center
Rye, NY 10580-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com

GAMCO Asset Management Inc.

November 20, 2009

Via Overnight Delivery

Mr. James F. Kirsch
Chairman, President and
Chief Executive Officer
Ferro Corporation
1000 Lakeside Avenue
Cleveland, Ohio 44114-1147

Re: Shareholder Proposal

Dear Mr. Kirsch:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, GAMCO is requesting that Ferro Corporation ("Ferro" or the "Company") include the proposal in its proxy statement for the 2010 Annual Meeting of Shareholders. GAMCO is proposing a resolution that urges the shareholders to vote to amend the Company's Code of Regulations (the "Code") to enable shareholders to own shares of the Company without limitation by: (i) amending the Code to opt out of the Ohio Control Share Acquisitions Act; and (ii) amending the Code to provide that the Company may not adopt a Shareholder Rights Agreement or "poison pill" that has the effect of limiting the shares of the Company that a shareholder may own without a majority vote of the Company's shareholders, and that these amended Code provisions thereafter may only be amended or repealed by a majority vote of the Company's shareholders.

Currently, GAMCO beneficially owns with power to vote 6,348,450 shares of Ferro Common Stock. According to our information, this represents 7.87 % of the outstanding Common Stock. Attached as Exhibit A are Amendments 28 through 38 to our Schedule 13D, dated January 26, 2007 through November 4, 2009. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Ferro since prior to November 19, 2008 . These amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the Common Stock of Ferro from prior to November 19, 2008 to the present. It also certifies that GAMCO intends to continue beneficial ownership of such voting securities through the date on which Ferro holds its 2010 annual meeting.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7732.

Sincerely,

Peter D. Goldstein
Director of Regulatory Affairs

PDG:km

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: That the Code of Regulations (the "Code") of Ferro Corporation (the "Company") be amended in order to enable shareholders to own shares of the Company without limitation by (i) amending the Code to opt out of the Ohio Control Share Acquisitions Act; and (ii) amending the Code to provide that the Company may not adopt a Shareholder Rights Agreement or "poison pill" that has the effect of limiting the shares of the Company that a shareholder may own without a majority vote of the Company's shareholders, and that these amended Code provisions thereafter may only be amended or repealed by a majority vote of the Company's shareholders.

SUPPORTING STATEMENT

The Ohio Control Share Acquisitions Act (Section 1701.831 of the Ohio Revised Code) requires that any control share acquisition of an Ohio public corporation can only be made with the prior authorization of shareholders, unless the corporation "opts out" of the statute by a provision in the articles of incorporation or code of regulations stating that the statute does not apply. Control share acquisitions are defined to be acquisitions of shares entitling a person to exercise or direct the voting power in the election of directors within any of three separate ranges: (1) one-fifth or more but less than one-third of such voting power; (2) one-third or more but less than a majority of such voting power; or (3) a majority or more of such voting power. A person desiring to make a control share acquisition must first deliver notice to the corporation, and the corporation's Board of Directors must call a special meeting of shareholders to vote on the proposed acquisition.

The Ohio Control Share Acquisitions Act is generally viewed as an anti-takeover measure. It imposes costs and other obstacles on a potential bidder for the Company and may thereby deprive shareholders of opportunities to realize takeover premiums for their shares.

A Shareholder Rights Agreement or "poison pill" is another anti-takeover device that may be adopted to prevent a potential bidder from effecting any merger or tender offer that is not approved by the Board of Directors. A poison pill stops a potential bidder from taking their offer directly to the shareholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with interests of the shareholders. In effect, the pill allows a Board to arrogate to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. The power of shareholders to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the shareholders' interests. We believe the shareholders should retain the right to decide for themselves what represents a fair price for their holdings.

Therefore, we believe it is in the best interests of the shareholders for the Company to opt out of the Ohio Control Share Acquisitions Act, and to not to adopt a poison pill.

WE URGE SHAREHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.







AFFIDAVIT OF PETER D. GOLDSTEIN

STATE OF NEW YORK)
)
COUNTY OF WESTCHESTER)

Peter D. Goldstein, being duly sworn, deposes and says:

1. I am Director of Regulatory Affairs of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Ferro Corporation ("Ferro") for Ferro's 2010 Annual Meeting of Shareholders.

2. GAMCO has been beneficial owner of at least 1% or $2,000 in market value of the outstanding Common Stock of Ferro throughout the period since no later than November 19, 2008 through the date hereof. GAMCO intends to continue to be the beneficial owner of such securities through the date on which Ferro's 2010 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in the attached shareholder proposal.

Peter D. Goldstein

Sworn to before me this
20th day of November, 2009

Notary Public

GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5-21-2011

Schedule 13D amendments referenced in Exhibit A (complete filings available on EDGAR)